Exhibit 21.1

SUBSIDIARIES OF SPERO THERAPEUTICS, INC.

Subsidiary	Jurisdiction
New Pharma License Holdings	Malta
Spero Cantab, Inc.	Delaware
Spero Cantab UK Limited	England and Wales
Spero Europe, Ltd.	England and Wales
Spero Gyrase, Inc.	Delaware
Spero Legacy STI, Inc.	Delaware
Spero Potentiator, Inc.	Delaware
Spero Potentiator PTY LTD	Australia
Spero Securities Corporation	Massachusetts